Progress Energy Ltd.

Suite 1400, 440 - 2 Avenue SW, Calgary, Alberta, Canada T2P 5E9 Telephone 403-216-2510 Fax 403-216-2514

Progress

02055452

October 4, 2002

VIA FEDEX

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

SUPPL

Re: File No. 82-34671

Ladies and Gentlemen:

As a foreign private issuer, we are furnishing you, in accordance with Rule 12g3-2(b)(iii), with the following information that we have made public, filed or furnished to our shareholders in Canada:

News Release

Kindly acknowledge receipt of this letter and the enclosure[s] by stamping the enclosed extra copy of this letter and returning it to us in the envelope which is also enclosed.

Sincerely,

Steven A. Allaire
Vice President, Finance,
Chief Financial Officer &
Corporate Secretary

Attachment

dlw 10/30

Progress

News

NEWS RELEASE TO THE SHAREHOLDERS

PROGRESS ANNOUNCES CLOSING OF BRITISH COLUMBIA PROPERTY ACQUISITION

Calgary, Alberta, Canada, October 4, 2002 – (TSX PGX) Progress Energy Ltd. announces today that it has closed the previously announced transaction whereby it has acquired certain properties in the Fort St. John area of northeast British Columbia from Pengrowth Corporation for a purchase price of approximately $26 million including adjustments.

Progress is a Calgary, Alberta, Canada based crude oil and natural gas exploration, development and production company.

For further information contact:

Mr. David Johnson
President & Chief Executive Officer

Progress Energy Ltd.
1400, 440 – 2nd Avenue S.W.
Calgary, Alberta, Canada
T2P 5E9

Mr. Steven Allaire
Vice President & Chief Financial Officer

Phone: (403) 216-2510
Fax: (403) 216-2514
Email: ir@progressenergy.com
Web: www.progressenergy.com

Progress

NEWS RELEASE TO THE SHAREHOLDERS

PROGRESS ANNOUNCES CLOSING OF BRITISH COLUMBIA PROPERTY ACQUISITION

Calgary, Alberta, Canada, October 4, 2002 – (TSX PGX) Progress Energy Ltd. announces today that it has closed the previously announced transaction whereby it has acquired certain properties in the Fort St. John area of northeast British Columbia from Pengrowth Corporation for a purchase price of approximately $26 million including adjustments.

Progress is a Calgary, Alberta, Canada based crude oil and natural gas exploration, development and production company.

For further information contact:

Mr. David Johnson
President & Chief Executive Officer

Mr. Steven Allaire
Vice President & Chief Financial Officer

Progress Energy Ltd.
1400, 440 – 2nd Avenue S.W.
Calgary, Alberta, Canada
T2P 5E9

Phone: *(403) 216-2510*
Fax: *(403) 216-2514*
Email: *ir@progressenergy.com*
Web: *www.progressenergy.com*